UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina

Plan number: 008

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX Corporation
(AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina)
3900 Electronics Drive
Raleigh, North Carolina 27604

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina:

We have audited the accompanying statements of net assets available for benefits of AFGWU Local 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year end) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Columbia, South Carolina
June 26, 2008

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Statements of Net Assets Available for Benefits
As of December 31, 2006 and 2007

	2006	2007
Assets
Investments, at fair value
Mutual funds	$ 3,894,358	$ 2,884,910
Common/collective trust	2,836,506	2,497,094
Common stock of sponsor and affiliate	363,558	255,109
Participant loans	786,143	290,398
Total investments	7,880,565	5,927,511
Receivables
Participant contributions	8,084	3,829
Employer contributions	65,308	28,206
Total receivables	73,392	32,035
Total assets	7,953,957	5,959,546
Net assets available for benefits at fair value	7,953,957	5,959,546
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	53,856	23,137
Net assets available for benefits	$ 8,007,813	$ 5,982,683

The accompanying notes are an integral part of these financial statements.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

2007
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$172,339
Interest and dividends	229,491
Total investment income	401,830
Contributions
Participant	161,684
Employer	90,682
Total contributions	252,366
Total additions	654,196
Deductions from net assets attributed to
Benefits paid to participants and employee withdrawals	2,658,896
Administrative expenses	20,430
Total deductions	2,679,326
Net decrease	(2,025,130)
Net assets available for benefits
Beginning of year	8,007,813
End of year	$5,982,683

The accompanying notes are an integral part of these financial statements.

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Notes to Financial Statements
December 31, 2006 and 2007

1.	Description of the Plan

The following description of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General and Eligibility

The Plan, which was adopted on July 1, 1995, is a defined contribution plan established to provide retirement benefits to employees of AVX Corporation (the “Company” and the Plan sponsor) who are members of the AFGWU Local 1028 Union and have worked 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust and common stock of Kyocera Corporation as investment options for participants. In April 2006, the Plan eliminated a participant’s ability to invest in the common stock of AVX Corporation, effective for investments made after April 30, 2006.  The Company contributes a matching contribution on participant deferrals of up to 5% of compensation that a participant contributes to the Plan as follows:

Participant Contribution	Company Matching Contribution

1%	0.667% of compensation
2%	1.334% of compensation
3%	2.000% of compensation
4%	2.500% of compensation
5%	3.000% of compensation

Each year the Company also makes a fixed contribution to the Plan equal to 1% of each participant's annual compensation.  Additional contributions are made for members with 20 years or more of service as of July 1, 1995.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (1) the Company's contributions, and (2) plan earnings less an allocation of administrative expenses. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is that amount which can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's fixed contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of qualifying service.

Participant Loans

Plan participants may borrow from their individual account balance in the Plan.  A participant may have a maximum of two loans outstanding.  A participant must have a minimum of $5,000 account balance in order to receive a loan and the minimum loan amount permitted by the Plan is $1,000.  The maximum allowable loan from the Plan is 50% of the participant’s vested account balance and may not exceed $50,000.  Loans bear interest at a rate determined by the Plan Committee; at December 31, 2007 and 2006 the rate for new loans is 5% annually.  All principal and interest repayments are credited to the individual participant’s account.

Payment of Benefits

Benefits under the Plan are payable after termination of service or retirement in an amount equal to the vested interest in the participant's account. Benefits are paid as a lump sum or a payout as elected by the Plan participant. For participants terminating employment with vested balances less than $5,000, the value of their vested balance is paid in one lump sum.

Forfeitures

For the Plan year in which the forfeiture occurs, amounts of forfeitures shall be used to first reduce the Company’s matching contributions, and then to reduce the Company’s fixed contribution.  During the year ended December 31, 2006, there were no forfeitures used to reduce either matching or fixed contributions.  At December 31, 2006 and 2007, forfeited non-vested account balances totaled $35,278 and $37,834, respectively.

Administrative Expenses

The costs to administer the Plan are paid by the Plan and allocated to participants’ accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  The common/collective trust is presented at fair value on the statement of net assets available for benefits.  The investments in the trust are fully benefit-responsive investment contracts which are valued at contract value, as provided in the FSP.  The contract value is equal to the principal balance plus accrued interest.  The fair value of fully benefit responsive investment contracts is determined by dividing the fund’s net assets, which represents the audited fair market value of the underlying investments, by the units outstanding at the valuation date. The sponsor and affiliate common stocks are valued at quoted market prices as reported on a nationally recognized exchange.  Participant loans are valued at their outstanding balances, which approximate fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded in the period earned.  Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2006	2007

Merrill Lynch Retirement Preservation Trust, at fair value	$ 2,836,506	$ 2,497,094
Van Kampen Comstock Fund A	978,201	680,773
Oakmark Equity and Income Fund	885,681	664,885
BlackRock Global Allocation Fund	823,255	712,729
Delaware Diversified	563,920	411,307
Participant Loans	786,143	290,398

During the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $172,339 as follows:

AVX Corporation Common Stock	$ (1,651)
Kyocera Corporation Common Stock	(20,634)
Mutual Funds	194,624
$ 172,339

4.	Related-Party Transactions

Certain Plan investments are shares of mutual funds and common collective trust funds managed by Merrill Lynch.  Merrill Lynch is the Investment Manager, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.  In addition, loans to participants (employees of the Company) qualify as party-in-interest transactions, which also are exempt from the prohibited transaction rules.

At December 31, 2007, the Plan holds 2,598 shares of Kyocera Corporation common stock and 2,154 shares of AVX Corporation common stock with market values of $226,199 and $28,910, respectively.  At December 31, 2006, the Plan holds 3,379 shares of Kyocera Corporation common stock and 2,900 shares of AVX Corporation common stock with market values of $320,673 and $42,885, respectively.  The ability for participants to make additional investments in AVX stock was discontinued in April 2006.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated, all participants shall become 100% vested in their accounts regardless of years of service.  Participant accounts will be paid in accordance with Plan provisions as soon as is practicable after the termination.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC.  During the prior year, the plan administrator determined that the Plan may have had a partial plan termination during the last several years, which possibly resulted in underpayments of distributions to terminated participants.  The plan administrator is investigating the matter and is committed to resolving the issue.  Such issues of noncompliance may be corrected via one of several correction programs available by the IRS rules and regulations.  The plan administrator intends to utilize such programs to correct any issues of noncompliance and thus they believe the plan will remain in compliance with the IRC and therefore tax exempt.

7.	Reconciliation Between the Financial Statements and Form 5500

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,
	2006	2007
Net assets available for benefits per the financial statements	$ 8,007,813	$ 5,982,683
Less:
Participant contributions receivable	(8,084)	(3,829)
Employer contributions receivable	(65,308)	(28,206)
Net assets available for benefits per Form 5500	$ 7,934,421	$ 5,950,648

		2007

Net decrease in net assets available for benefits per the financial statements		$(2,025,130)
Add:
	Employer contributions receivable at December 31, 2006	65,308
	Participant contributions receivable at December 31, 2006	8,084

Less:
	Employer contributions receivable at December 31, 2007	(28,206)
	Participant contributions receivable at December 31, 2007	(3,829)

Net decrease in net assets available for benefits per Form 5500		$(1,983,773)

8.	Risks and Uncertainties

The Plan provides for various investment options in mutual funds which invest in combinations of stocks, bonds, fixed income securities, and other investment securities as well as common stock and common collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX Corporation (AFGWU Local 1028 401(k) Retirement Plan
for Employees of AVX Corporation in Raleigh, North Carolina)

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 27, 2008

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b)	(c)	(d) Cost**	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Current value

*	Merrill Lynch Retirement Preservation Trust	Common/collective trust		$2,497,094
	Oppenheimer Small & Mid Cap Value Fd A	Mutual Fund		101,511
*	BlackRock S&P 500 Index Fund	Mutual Fund		153,898
*	BlackRock Global Allocation Fund	Mutual Fund		712,729
	Van Kampen Comstock Fund A	Mutual Fund		680,773
	Oakmark Equity and Income Fund	Mutual Fund		664,885
	Delaware Diversified	Mutual Fund		411,307
	Davis New York Venture Fund A	Mutual Fund		90,436
	American Funds Growth Fund of Amer R3	Mutual Fund		27,413
	American Funds European Growth R3	Mutual Fund		41,958
				2,884,910
*	Kyocera Corporation	Common Stock		226,199
*	AVX Corporation	Common Stock		28,910
				255,109
*	Participant Loans	Interest rates: 5% - 10% with varying
		maturity dates		290,398
				$5,927,511